Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

(in thousands)

	Three Months Ended March 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from March 26, 2010 (Date of Inception) to December 31, 2010

Fixed Charges:
estimate of interest from continuing operations*	$18	$33	$15	$6
preference security dividend requirements of consolidated subsidiaries (pre-tax earnings requirement)	—	—	—	—

Total combined fixed charges and preference dividends	$18	$33	$15	$6

Earnings(Loss):
Net loss from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investments	$(18,869)	$(61,763)	$(16,398)	$(8,975)
Fixed charges from above*	18	33	15	6

Subtotal	(18,851)	(61,730)	(16,383)	(8,969)

Deduct:	—	—	—	—
Total earnings(loss)	$(18,851)	$(61,730)	$(16,383)	$(8,969)

Ratio of earnings to combined fixed charges and preference dividends	—	—	—	—
Deficiency of earnings available to cover fixed charges	$(18,869)	$(61,763)	$(16,398)	$(8,975)

* represents estimated interest associated with certain facility leases (at an assumed rate of 20% of total rent expense for facility leases).